Exhibit 99.90

UNDERTAKING

TO:	Ontario Securities Commission, as the Principal Regulator

RE:	Mercer Park Brand Acquisition Corp. (to be renamed Glass House Brands Inc. in connection with its qualifying acquisition of GH Group, Inc.) (the “Issuer”) – Non-Offering Prospectus dated May 6, 2021 (the “Prospectus”)

The Issuer hereby undertakes to provide the (i) Warrant Agreement; (ii) Registration Rights Agreement; (iii) Lockup Agreement; (iv) Exchange Rights Agreement; and (v) the SoCal Greenhouse Agreements (collectively, the “Documents”) and to file such Documents on SEDAR under the same project number as that of the Prospectus promptly, and, in any event, within seven (7) days of closing of the Offering.

Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus.

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DATED the 6th day of May, 2021.

MERCER PARK BRAND ACQUISITION CORP.

By:	(signed) “Louis F. Karger”
Name: Louis F. Karger
Title: Chief Executive Officer

[Signature Page - Undertaking to file Material Contracts]